Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

MEDIA RELEASE

28 September 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

(THROUGH NEWBELCO SA/NV)

Results of Shareholder Meetings

SABMiller Shareholders have passed both of the resolutions at the UK Scheme Court Meeting and the SABMiller General Meeting held earlier today in connection with the recommended acquisition of SABMiller plc (“SABMiller”) by Anheuser-Busch InBev SA/NV (“AB InBev”) through Newbelco SA/NV (“Newbelco”) (the “Transaction”).

At the UK Scheme Court Meeting, a majority in number of Scheme Shareholders, who voted (either in person or by proxy) and who together represented over 75% by value of the votes cast, voted in favour of the resolution to approve the UK Scheme. The resolution was accordingly passed. Altria and BEVCO have irrevocably undertaken to consent to the UK Scheme and did not vote at the UK Scheme Court Meeting.

At the SABMiller General Meeting, the special resolution to approve the UK Scheme and provide for its implementation was also passed by the requisite majority.

SABMiller notes AB InBev’s announcement earlier today that the AB InBev shareholders have also expressed their support for the Transaction by passing all resolutions that were proposed at the AB InBev General Meeting.

UK SCHEME COURT MEETING

The voting on the resolution to approve the UK Scheme was taken on a poll and the results were as follows:

Number of Scheme Shareholders voting: For: 821 (86.51%) Against: 128 (13.49%)

Number of votes: For: 677,594,656 (95.46%) Against: 32,199,323 (4.54%)

Percentage of eligible Scheme Shares voted: For: 69.90% Against: 3.32%

SABMILLER GENERAL MEETING

The voting on the special resolution to approve the UK Scheme and provide for its implementation was taken on a poll and the results were as follows:

Number of votes: For: 1,254,462,372 (97.37%) Against: 33,869,179 (2.63%) Withheld: 7,966,434

A copy of the special resolution passed at the SABMiller General Meeting has been submitted to the Financial Conduct Authority and will shortly be available for inspection on the National Storage Mechanism at www.hemscott.com/nsm.do.

Completion of the Transaction remains subject to the satisfaction or waiver of the other Conditions set out in Part V of the Scheme Document, including the UK Court sanctioning the UK Scheme at the UK Scheme Court Sanction Hearing which is expected to take place on 4 October 2016. Subject to the UK Scheme receiving the sanction of the UK Court on that date and the filing of the UK Scheme Court Order with the UK Registrar of Companies, the UK Scheme is expected to become effective at or about 6.15 p.m. on 4 October 2016.

It is also expected that the listing of and dealings in SABMiller Shares will be suspended with effect at the start of the day on 30 September 2016 on the Johannesburg Stock Exchange and, if the UK Court sanctions the UK Scheme on 4 October 2016, from 7.30 a.m. on 5 October 2016 on the London Stock Exchange (updated from the timetable announced by SABMiller on 26 August 2016), and that the listing of the SABMiller Shares will be cancelled with effect from 8.00 a.m. on 5 October 2016 on the Johannesburg Stock Exchange and 8.00 a.m. on 6 October 2016 on the London Stock Exchange.

The following indicative timetable sets out expected dates for the implementation of the UK Scheme and principal events of the Transaction.

The indicative timetable remains as announced on 26 August 2016 save that it is expected that the listing of the SABMiller Shares on the London Stock Exchange will be suspended at 7.30 a.m. on 5 October 2016, the SABMiller Shares will be delisted from the London Stock Exchange by 8.00 a.m. on 6 October 2016, the Applicable Rate will be announced at the opening of the markets in South Africa on 12 October 2016 and the expected date for the despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer will be 13 October 2016.

All references to times are to London time unless otherwise stated.

Event	Time and/or date(1)
Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016

Last day to trade in SABMiller Shares on the South African Register	29 September 2016

Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	At start of day on 30 September 2016(2)

UK Scheme Court Sanction Hearing	4 October 2016(3)(4)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, SABMiller Shares on the UK Register	4 October 2016

UK Scheme Record Time	6.00 p.m. on 4 October 2016

Expected UK Scheme Effective Time	6.15 p.m. on 4 October 2016

Suspension of listing of SABMiller Shares on the London Stock Exchange	7.30 a.m. on 5 October 2016

Delisting of SABMiller Shares on the Johannesburg Stock Exchange	By 8.00 a.m. on 5 October 2016

Delisting of SABMiller Shares on the London Stock Exchange	By 8.00 a.m. on 6 October 2016

Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and the Re-registration	6 October 2016

Belgian Offer opens	8 a.m. (9 a.m. Brussels time) on 7 October 2016

Latest time for lodging, changing/amending the GREEN Form of Election or for making an Electronic Election	6 p.m. (7 p.m. Brussels time) on 7 October 2016(5)

Belgian Offer Closes	6 p.m. (7 p.m. Brussels time) on 7 October 2016

Reclassification and Consolidation	By 11 a.m. (12 p.m. Brussels time) on 8 October 2016

Belgian Merger (between AB InBev and Newbelco) becomes effective	7 p.m. (8 p.m. Brussels time) on 10 October 2016

Issue of New Ordinary Shares to AB InBev Shareholders and registration in Newbelco’s share register	On or around 7 p.m. (8 p.m. Brussels time) on 10 October 2016

New Ordinary Shares listed and commencement of dealings in the New Ordinary Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange, and commencement of trading of Newbelco ADSs on the NYSE

At opening of the respective markets on 11 October 2016

Announcement of the Applicable Rate	At opening of markets in South Africa on 12 October 2016
Expected and last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer	13 October 2016

Long Stop Date	11 May 2017(6)

Notes:

(1)

The dates and times given are indicative only and are based on AB InBev’s and SABMiller’s current expectations and may be subject to change. If any of the times and/or dates above change, the revised times and/or dates will be notified to SABMiller Shareholders by announcement through a Regulatory Information Service, on SENS and in the usual South African business newspapers for announcements of this nature.

(2)	SABMiller Shares on the South African Register cannot be rematerialized or dematerialized from the commencement of trade on 30 September 2016.

(3)

Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of the

Scheme Document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.

(4)	The precise timing of the UK Scheme Court Sanction Hearing will be set out on HM Courts & Tribunals Service’s website at www.justice.gov.uk/courts/court-lists one business day in advance.

(5)

As at the close of trading on the last day of dealings in SABMiller Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of SABMiller Shares within the CREST system. The SABMiller Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other SABMiller Share registered in the name of the relevant seller under that trade. Consequently, SABMiller Shareholders on the SABMiller Register at the UK Scheme Record Time with SABMiller Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme. PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THE UK SCHEME DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

(6)	This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the Panel allow, a later date.

Defined terms used but not defined in this announcement have the meanings set out in the Scheme Document dated 26 August 2016.

Enquiries

SABMiller	+44 (0) 20 7659 0100

Christina Mills, Director, Group Communications	+44 (0) 20 7659 0105

Gary Leibowitz, Director, Investor Relations	+44 (0) 20 7659 0119

Richard Farnsworth, Group Media Relations	+44 (0) 7734 776317

Robey Warshaw	+44 (0) 20 7317 3900

Simon Robey

Simon Warshaw

J.P. Morgan Cazenove	+44 (0) 20 7777 2000

John Muncey

Dwayne Lysaght

Morgan Stanley	+44 (0) 20 7425 8000

Henry Stewart

Paul Baker

Goldman Sachs International	+44 (0) 20 7774 1000

Gilberto Pozzi

Mark Sorrell

Centerview Partners	+44 (0) 20 7409 9700

Robin Budenberg

James Hartop

Finsbury	+44 (0) 20 7251 3801

Faeth Birch

James Murgatroyd

Important Notices

This announcement is for information purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Transaction or otherwise. The Transaction will be made solely by means of the Scheme Document and the AB InBev Transaction Documents which will contain the full terms and conditions of the Transaction.

Important notices relating to financial advisers

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Centerview Partners UK LLP (“Centerview Partners”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

Overseas Shareholders

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom, the United States, Belgium, Mexico or South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, the United States, Belgium, Mexico or South Africa should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa to hold or vote Restricted Newbelco Shares, may be affected by the laws of any relevant jurisdiction.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mail or any means or instrumentality (including, but not limited to, facsimile, e mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Restricted Newbelco Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of any relevant jurisdiction. Persons who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa should inform themselves of, and observe, any applicable legal or regulatory requirements.

US shareholders

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev,

Newbelco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgement obtained in US courts. Original actions or actions for the enforcement of judgements of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Neither the SEC nor any US federal, state or other securities commission or regulatory authority has registered, approved or disapproved the securities to be issued pursuant to the UK Scheme or passed upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

The first stage of the Transaction is intended to be carried out under the UK Scheme (provided for under English company law), which requires the approval of the requisite majorities at the SABMiller Meetings and the sanction of the UK Court. If so carried out, it is expected that any Initial Newbelco Shares to be issued pursuant to the UK Scheme to SABMiller Shareholders and any Restricted Newbelco Shares received by SABMiller Shareholders electing for the Partial Share Alternative as a result of the Reclassification and Consolidation would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof (“Section 3(a)(10)”). In order to qualify for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), there must be a hearing on the fairness of the UK Scheme’s terms and conditions to the SABMiller Shareholders, which all the SABMiller Shareholders are entitled to attend in person or through representatives to oppose the sanctioning of the UK Scheme by the UK Court, and with respect to which notification will be given to all SABMiller Shareholders. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), SABMiller and Newbelco intend to rely on the UK Scheme Court Sanction Hearing.

The first part of the implementation of the Transaction may, in the circumstances provided for in Part (D) of Part V of the Scheme Document, instead be carried out by way of a Takeover Offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of a UK Offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from AB InBev at
www.ab-inbev.com.

Forward-looking statements

This announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and/or Newbelco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newbelco and SABMiller and their respective groups, and certain plans and objectives of AB InBev and Newbelco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newbelco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to: the expected effects of the Transaction on AB InBev, Newbelco and/or SABMiller; the expected timing and scope of the Transaction; the expected characteristics of the Combined Group; the expected ownership of Newbelco by AB InBev Shareholders and SABMiller Shareholders; the expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; the financing of the Transaction and the Combined Group; and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “potential”, “expects” or “does not expect”, “is subject to”, “project”, “will likely result” or “will continue”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newbelco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newbelco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include: the satisfaction of the Conditions (including the Regulatory Conditions); the impact of any conditions imposed by various regulatory authorities on AB InBev, SABMiller and the Combined Group; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; any failure to complete the Transaction or any disruption to the business of SABMiller resulting from its management’s focus on the Transaction; the continued availability of financing; the potential costs associated with the complex cross border structure of the Transaction; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of AB InBev, Newbelco and/or SABMiller in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 14 March 2016 and the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newbelco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Readers should not place undue reliance on forward-looking statements.

For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. These risk factors expressly qualify all forward-looking statements contained in this announcement and should also be considered by the reader.

Disclosure requirements of the Takeover Code (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on
+44 (0)20 7638 0129.

Publication on Website

A copy of this announcement will be made available on www.sabmiller.com by no later than 12 noon (London time) on 29 September 2016.

You may request a hard copy of this announcement by contacting SABMiller’s company secretary on
+44 (0) 1483 264000. You may also request that all future documents, announcements and information to be sent to you in relation to the offer should be in hard copy form.

SEC FILINGS: IMPORTANT INFORMATION

Newbelco has prepared and filed a registration statement on Form F-4, which includes a prospectus, in relation to the Belgian Merger. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.